UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ELAN CORPORATION, PLC
(Name of Subject Company (Issuer))

ELAN CORPORATION, PLC
(Name of Filing Persons (Offeror))

Ordinary Shares, par value €0.05 each
(Title of Class of Securities)

G29539106
(CUSIP Number of Class of Securities)

American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)

284131208
(CUSIP Number of Class of Securities)

William F. Daniel
Elan Corporation, plc
Treasury Building
Dublin 2, Ireland
011-353-1-709-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Christopher T. Cox, Esq.
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, New York 10281
(212) 504-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,000,000,000	$136,400

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $1 billion in aggregate.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $136.40 per million dollars of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable Filing Party: Not applicable
Form of Registration No.: Not applicable Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the return of cash to the holders of Ordinary Shares, par value €0.05 per share (the “Ordinary Shares”) and American Depositary Shares (“ADSs”) of Elan Corporation, plc (the “Company”), which is being implemented by way of a tender offer for up to a maximum of 88,888,888 Ordinary Shares, including Ordinary Shares represented by ADSs, at a maximum aggregate purchase price of US$1 billion to be made by J&E Davy acting as principal, and on the terms and subject to the conditions set forth in the Circular to Shareholders and ADS Holders, dated March 11, 2013 (the “Circular”), the related Tender Form with respect to the Ordinary Shares (the “Tender Form”) and the related Letter of Transmittal with respect to the ADSs (the “Letter of Transmittal”) (which collectively, as they may be amended and supplemented from time to time, constitute the “Tender Offer”), copies of which are filed with this Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

The information in the Circular, the Tender Form and the Letter of Transmittal is incorporated by reference in answer to Items 1 through 11 in this Schedule TO, and as more particularly set forth below.

Item 1. Summary Term Sheet.

The information set forth in the sections captioned “Questions and Answers on the Tender Offer/Summary Term Sheet” and “Details of the Tender Offer in respect of ADSs and Further information for US Shareholders” of the Circular, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(i), are incorporated herein by reference.

Item 2. Subject Company Information.

(a)
Name and Address: The name of the issuer is Elan Corporation, plc, a public limited company incorporated in Ireland. The address of its principal executive office is Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland and its telephone number is +011-353-1-709-4000.

(b)	Securities: The information set forth in the section captioned “Additional Information—Share Capital” of the Circular is incorporated herein by reference.

(c)	Trading Market and Price: The information set forth in the section captioned “Additional Information—Share Capital” of the Circular is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)
Name and Address: Elan Corporation, plc, a public limited company incorporated in Ireland, is the filing person and subject company. The address of its principal executive office is Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland and its telephone number is +011-353-1-709-4000. The information set forth in the section captioned “Introduction” and “Additional Information—Directors’ and Executive Officers’ Interests” of the Circular is incorporated herein by reference. The business address of each of the Company’s executive officers and directors is c/o Elan Corporation, plc, Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland.

Item 4. Terms of the Transaction.

(a)
Material Terms: The information set forth in the sections captioned “Questions and Answers on the Tender Offer/Summary Term Sheet”, “Introduction”, “Details of the Tender Offer in Respect of Ordinary Shares”, “Irish and UK Tax Aspects of the Tender Offer in respect of Ordinary Shares”, “Additional Information” and “Details of the Tender Offer in Respect of ADSs and Further Information for US Shareholders” of the Circular is incorporated herein by reference.

(b)
Purchases: The information set forth in the section captioned “Introduction” and “Additional Information–Directors’, Officers’ and Affiliates’ Participation” of the Circular is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)
Agreements Involving the Subject Company’s Securities: The information set forth in the section captioned “Additional Information—Agreements Relating to Ordinary Shares and ADSs” of the Circular is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes: The information set forth in the sections captioned “Introduction” and “Questions and Answers on the Tender Offer/Summary Term Sheet” of the Circular is incorporated herein by reference.

(b)
Use of the Securities Acquired: The information set forth in the sections captioned “Introduction”, “Questions and Answers on the Tender Offer/Summary Term Sheet”, “Details of the Tender Offer in Respect of ADSs and Further Information for US Shareholders”, and “Details of the Tender Offer in Respect of Ordinary Shares” of the Circular is incorporated herein by reference.

(c)	Plans: The information set forth in the section captioned “Additional Information—Directors’, Officers’ and Affiliates’ Participation” of the Circular is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)
Source of Funds: The information set forth in the sections captioned “Introduction” and “Questions and Answers on the Tender Offer/Summary Term Sheet” of the Circular is incorporated herein by reference.

(b)
Conditions: The information set forth in the section captioned “Details of the Tender Offer in Respect of Ordinary Shares—Terms and Conditions of the Tender Offer” of the Circular is incorporated herein by reference.

(d)	Borrowed Funds: Not Applicable.

Item 8. Interest in Securities of the Subject Company.

(a)	Securities Ownership: The information set forth in the section captioned “Additional Information—Directors’ and Executive Officers’ Interests” of the Circular is incorporated herein by reference.

(b)	Securities Transactions: The information set forth in the section captioned “Additional Information—Transactions in the Ordinary Shares and ADSs” of the Circular is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)
Solicitations or Recommendations: The information set forth in the section captioned “Additional Information—Agreements Relating to Ordinary Shares and ADSs” of the Circular is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable, in reliance on Instruction 2 to this Item 10.

Item 11. Additional Information.

(a)
Agreements, Regulatory Requirements and Legal Proceedings: The information set forth in the sections captioned “Introduction” and “Additional Information—Agreements with Directors and Executive Officers” of the Circular is incorporated herein by reference.

(c)	Other Material Information: The information in the Circular, the Tender Form and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Document

(a)(1)(i)	Circular to Shareholders and ADS Holders, dated March 11, 2013

(a)(1)(ii)	Tender Form, dated March 11, 2013

(a)(1)(iii)	Letter of Transmittal, dated March 11, 2013

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated March 11, 2013

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated March 11, 2013

(a)(1)(vi)	Form of Summary Advertisement

(a)(1)(vii)	Chairman's Letter

d(i)	Repurchase Deed between Elan Corporation, plc and J&E Davy, dated March 11, 2013

d(ii)	Deed of Covenant between Elan Corporation, plc and Elan International Services Ltd and J&E Davy, dated March 11, 2013

d(iii)	Deed of Covenant in respect of shares in Elan Corporation, plc between Elan International Services Ltd and J&E Davy, dated March 11, 2013

d(iv)
Elan Corporation, plc 1996 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(3) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001)

d(v)
Elan Corporation, plc 1996 Consultant Option Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(4) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001)

d(vi)
Elan Corporation, plc 1999 Stock Option Plan (2001 Amendment) (incorporated by reference to Exhibit 4(c)(1) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001)

d(vii)
Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement) (incorporated by reference to Exhibit 4(c)(15) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008)

d(viii)
Elan Corporation, plc 2012 Long Term Incentive Plan (incorporated by reference to Exhibit 4.4 of Elan Corporation, plc’s Registration Statement on Form S-8 (Registration No. 333-181973 filed with the Commission on June 7, 2012)

d(ix)
Elan Corporation, plc Employee Equity Purchase Plan (incorporated by reference to Exhibit 4.4 of Elan Corporation, plc’s Registration Statement on Form S-8 (Registration No. 333-181971 filed with the Commission on June 7, 2012)

d(x)
2012 Amended and Restated Employment Agreement, dated as of April 30, 2012, among Elan Pharmaceuticals, Inc., Elan Corporation, plc and G. Kelly Martin. (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on May 1, 2012)

Exhibit No.	Document

d(xi)
Employment Agreement between Hans Peter Hasler and Elan Pharmaceuticals GmbH effective as of October 1, 2012 (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on October 19, 2012)

d(xii)
Investment Agreement, dated as of September 17, 2009, between Elan Corporation, plc and Janssen Pharmaceutical (incorporated by reference to Exhibit 4(a)(6) of Elan Corporation, plc’s Annual Report on Form 20-F for the year ended December 31, 2009)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ELAN CORPORATION, PLC

By:	/s/ William Daniel
Name: William Daniel
Title: EVP, Company Secretary

Date: March 11, 2013

Index to Exhibits

Exhibit No.	Document

(a)(1)(i)	Circular to Shareholders and ADS Holders, dated March 11, 2013

(a)(1)(ii)	Tender Form, dated March 11, 2013

(a)(1)(iii)	Letter of Transmittal, dated March 11, 2013

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated March 11, 2013

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated March 11, 2013

(a)(1)(vi)	Form of Summary Advertisement

(a)(1)(vii)	Chairman's Letter

d(i)	Repurchase Deed between Elan Corporation, plc and J&E Davy, dated March 11, 2013

d(ii)	Deed of Covenant between Elan Corporation, plc and Elan International Services Ltd and J&E Davy, dated March 11, 2013

d(iii)	Deed of Covenant in respect of shares in Elan Corporation, plc between Elan International Services Ltd and J&E Davy, dated March 11, 2013

d(iv)
Elan Corporation, plc 1996 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(3) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001)

d(v)
Elan Corporation, plc 1996 Consultant Option Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(4) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001)

d(vi)
Elan Corporation, plc 1999 Stock Option Plan (2001 Amendment) (incorporated by reference to Exhibit 4(c)(1) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001)

d(vii)
Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement) (incorporated by reference to Exhibit 4(c)(15) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008)

d(viii)
Elan Corporation, plc 2012 Long Term Incentive Plan (incorporated by reference to Exhibit 4.4 of Elan Corporation, plc’s Registration Statement on Form S-8 (Registration No. 333-181973 filed with the Commission on June 7, 2012)

d(ix)
Elan Corporation, plc Employee Equity Purchase Plan (incorporated by reference to Exhibit 4.4 of Elan Corporation, plc’s Registration Statement on Form S-8 (Registration No. 333-181971 filed with the Commission on June 7, 2012)

Exhibit No.	Document
d(x)
2012 Amended and Restated Employment Agreement, dated as of April 30, 2012, among Elan Pharmaceuticals, Inc., Elan Corporation, plc and G. Kelly Martin. (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on May 1, 2012)

d(xi)
Employment Agreement between Hans Peter Hasler and Elan Pharmaceuticals GmbH effective as of October 1, 2012 (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on October 19, 2012)

d(xii)
Investment Agreement, dated as of September 17, 2009, between Elan Corporation, plc and Janssen Pharmaceutical (incorporated by reference to Exhibit 4(a)(6) of Elan Corporation, plc’s Annual Report on Form 20-F for the year ended December 31, 2009)